SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: June 26, 2009

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as

ROSTELECOM

(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION

(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.

125047 MOSCOW, RUSSIA

(Address of principal executive offices)

Registrant’s telephone number, international: +7 499 973 9940

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On June 15, 2009, OJSC Rostelecom (the “Company”) filed two “Reports on Material Information” (the “Material Info Reports”) with the Russian Federal Financial Markets Service (“FFMS”) as required by the Russian Federation’s securities legislation. These reports provide information on dividends declared on Company’s shares and resolutions of  the Annual General Shareholders’ Meeting upon the results of 2008.

The requirements for the contents of the Material Info Report and criteria for the information to be disclosed in the Material Info Report are set by the laws and regulations of the Russian Federation and, in particular, the requirements of the FFMS. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

Terms used in the Material Info Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

For any questions concerning the Material Info Report, contact Pavel A. Nezhutin, Corporate Secretary, by phone at +7 499 973 9940, by facsimile at +7 499 973 1055 or by e-mail at pnezhutin@rt.ru.

The copies of the Material Info Reports are attached hereto as Exhibits 99.1., 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2009	By:	/signed/ Anton Yu. Kolpakov
	Name:	Anton Yu. Kolpakov
	Title:	General Director

EXHIBIT INDEX

The following exhibits have been disclosed as a part of this Form 6-K:

Exhibit Number	Description

99.1	English translation of the Material Info Report “On dividends declared on issuer’ securities” filed with FFMS on June 15, 2009.
99.2	English translation of the Material Info Report “On resolutions of General Shareholders’ Meeting “ filed with FFMS on June 15, 2009.